
June 30, 2023

Mohanraj Ramasamy
Chief Executive Officer
SRIVARU Holding Ltd
2nd Floor, Regatta Office Park, West Bay Road
P.O. Box 10655
Grand Cayman, KY1-1006
Cayman Islands

> **Re: SRIVARU Holding Ltd**
> **Registration Statement on Form F-4**
> **Filed June 16, 2023**
> **File No. 333-272717**

Dear Mohanraj Ramasamy:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our June 9, 2023, letter.

Form F-4 filed June 16, 2023

MOBV Board held a board meeting and agreed to increase the purchase price to be paid by MOBV to acquire SVH..., page 108

1. We note your response to comment 4 and reissue same in part. Please revise your disclosure to explain how the value of the 5.98% share of SVM was determined to be $8,976,130.

2.   We note your response to comment 5 and reissue same in part. Please clarify who will receive the additional $8,976,130 or where it will be held, if 951,327 SVH shares will be authorized but unissued and reserved for the 5.98% share of SVM until a potential liquidation by the minority shareholders.

Projected Pro Forma Vehicle Sales Revenue for SVH is based on assumptions related to..., page 114

3.   We reissue comment 9. Your disclosure concerning each of the material assumptions underlying your projections must clearly explain, individually, how they relate to the projected information and be quantified to the extent feasible. This information may include, but should not be limited to, how many dealer applications you expect to finalize out of the 700 you received, and how long you expect the dealership establishing process to take until they are operational to generate revenue, whether you are on track to be able to produce and launch the new models to the extent that will support your projections, the typical value of additional products and services that are cross-sold and how much of your total revenue you expect to generate as a percentage through these cross-sales.

Item 21. Exhibits and Financial Statement Schedules, page II-3

4.   Please file executed legal and tax opinions in a pre-effective amendment to the proxy statement/prospectus.

        You may contact Mindy Hooker at 202-551-3732 or Claire Erlanger at 202-551-3301 if you have questions regarding comments on the financial statements and related matters. Please contact Eranga Dias at 202-551-8107 or Erin Purnell at 202-551-3454 with any other questions.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Manufacturing